[DIETERICH & MAZAREI LETTERHEAD]

August 19, 2010

Stephani Bouvet
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Micro Imaging Technology, Inc. Amendment No. 3 to Form S-1

Dear Ms. Bouvet:

In response to the Comment Letter dated August 12, 2010, and specifically comment #1 concerning the 750,000 shares potentially subject to redemption under certain circumstances, please consider the following information and developments, the Company has amended the S-1 to register 11,000,000 shares and to explain the redemption of the 750,000 shares by payment of $15,000.

Respectfully submitted,
DIETERICH & MAZAREI

/s/ Christopher Dieterich
Christopher Dieterich
Counsel to Micro Imaging Technology, Inc.